ASSET PURCHASE AGREEMENT

BY AND AMONG

ADVANCED PHOTONIX, INC.

AND

ADVANCED PHOTONIX CANADA, INC.

AND

SILONEX INC.

AND

ARCAS AUTOMOTIVE GROUP (LUXCO 1) S.À R.L.

MARCH 1ST, 2013

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	5

1.1	Definitions	5
1.2	Certain Rules of Interpretation	17
1.3	Knowledge and Threatened	18
1.4	Primacy	18
1.5	Recitals and Schedules	18

2.	PURCHASE AND SALE	18

2.1	Purchase and Sale	18
2.2	Excluded Assets	20
2.3	Purchase Price	21
2.4	Assumed Liabilities; No Other Liabilities Assumed by Purchaser	21
2.5	Terms of Payment	22
2.6	Purchase Price Allocation	23
2.7	Tax Elections	23

3.	REPRESENTATIONS AND WARRANTIES RELATING TO THE VENDOR	24

3.1	Corporate Status of the Vendor	24
3.2	Residence of the Vendor	24
3.3	Due Authorization and Enforceability of Obligations	24
3.4	Bankruptcy	24
3.5	GST and QST	25

4.	REPRESENTATIONS AND WARRANTIES RELATING TO THE shareholder	25

4.1	Corporate Status of the Shareholder	25
4.2	Residence of the Shareholder	25
4.3	Due Authorization and Enforceability of Obligations	25
4.4	Bankruptcy	25

5.	REPRESENTATIONS AND WARRANTIES RELATING TO The BUSINESS	26

5.1	Title to Purchased Assets	26
5.2	Permits	26
5.3	Consents and Approvals	26
5.4	Absence of Undisclosed Liabilities	27
5.5	Absence of Changes and Unusual Transactions	27
5.6	Suppliers	28
5.7	Customers	28
5.8	Compliance with Applicable Laws	28
5.9	Restrictive Covenants	28
5.10	Real Property	28
5.11	Environmental Matters	29
5.12	Employment Matters	30
5.13	Contracts	31
5.14	Litigation	31
5.15	Books and Records	32
5.16	Trade Allowances	32
5.17	Product Warranties; Product Liability	32

6.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER and of api	32

6.1	Corporate Status	32
6.2	Due Authorization and Enforceability of Obligations	33
6.3	Absence of Conflicting Agreements	33
6.4	GST and QST	34

7.	Employees	34

8.	CLOSING ARRANGEMENT	35

8.1	Closing	35

9.	SURVIVAL	35

9.1	Survival of Representations and Warranties	35

10.	COVENANTS	35

10.1	Warranty and Liability for Products Sold Prior to the Closing Date	35
10.2	Post Closing Receipts	36
10.3	Preservation of Records	36
10.4	Public Notices	36

11.	INDEMNIFICATION	37

11.1	Indemnification by the Vendor and the Shareholder	37
11.2	Indemnification by the Purchaser and API	37
11.3	Notice of Claim	38
11.4	Direct Claims	38
11.5	Third Party Claims	38
11.6	Settlement of Third Party Claims	39
11.7	Co-operation	39
11.8	Limitation on Damages	39
11.9	Net Recovery; Mitigation	40

12.	GENERAL	40

12.1	Expenses; No brokers	40
12.2	Confidentiality	40
12.3	Notices	41
12.4	Assignment	42
12.5	Enurement	42
12.6	Amendment	42
12.7	Further Assurances	42
12.8	Language	42
12.9	Execution and Delivery	42
12.10	Jurisdiction	42
12.11	Governing Law	43

ASSET PURCHASE AGREEMENT ENTERED INTO AS OF MARCH 1ST, 2013

BY AND AMONG:	SILONEX INC., a corporation incorporated pursuant to the Canada Business Corporations Act, herein represented by Fred Rohrbacher, its President, duly authorized as he so declares;
(referred to as the “Vendor”);
AND:	ARCAS AUTOMOTIVE GROUP (LUXCO 1) S.À R.L., a company organized pursuant to the laws of Luxembourg, herein represented by Jonathan F. Boucher, its Manager, duly authorized as he so declares;
(referred to as the “Shareholder”);
AND:	ADVANCED PHOTONIX CANADA, INC., a corporation incorporated pursuant to the Canada Business Corporations Act, herein represented by Richard Kurtz, its President, duly authorized as he so declares;
(referred to as the “Purchaser”);
AND:	ADVANCED PHOTONIX, INC., a corporation incorporated pursuant to the laws of the state of Delaware, herein represented by Richard Kurtz, its Chief Executive Officer, duly authorized as he so declares;
(referred to as the “API”);

RECITALS

WHEREAS the Vendor manufactures integrated optoelectronic sensor solutions (the “Business”);

WHEREAS the Shareholder is the registered holder and owner of all of the issued and outstanding shares of the capital of the Vendor;

WHEREAS the Vendor wishes to sell and assign to the Purchaser, and the Purchaser wishes to purchase from the Vendor, the Purchased Assets (as hereinafter defined) the whole upon and subject to the terms and conditions set out in this Agreement;

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

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1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms shall have the meanings set out below unless the context otherwise requires:

(a) Accounts Receivable:	means (a) all accounts receivable and other rights to payment and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers and any other amount due or deemed to be due to the Vendor, including any refunds and rebates receivable, and (b) any claim, remedy or other right related to the foregoing;

(b) Affiliate:	has the meaning given to such term in the Canada Business Corporations Act;

(c) Agreement:	means this Asset and Share Purchase Agreement, as may be amended from time to time in accordance with Section 12.6; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Article, Section or other subdivision; "Article", "Section" or other subdivision of this Agreement means and refers to the specified Article, Section or other subdivision of this Agreement;

(d) Ancillary Agreements:	means the Hired Employee Agreements and the Non-Solicitation and Confidentiality Agreement;

(e) Applicable Laws:	means (i) any applicable domestic or foreign law and regulation including any statute, subordinate legislation or treaty, including Environmental Laws and Privacy Laws, and (ii) any applicable guideline, directive, rule, standard, requirement, policy, Order, judgment, injunction, award or decree of a Governmental Authority having the force of law;

(f) Arm’s length:	has the meaning given to such term in the Income Tax Act (Canada);

(g) Assumed Liabilities:	has the meaning given to such term in Section 2.4(a);

(h) Books and Records:	means the books and records of the Vendor, including financial, corporate, operations, sales, books of account, Tax records, sales and purchase records, lists of suppliers and customers, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media;

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(i) Business:	has the meaning set out in the preamble;

(j) Business Day:	means any day, other than a Saturday or a Sunday or a statutory holiday, on which the principal chartered banks located in the city of Montréal, Province of Québec, Canada, are open for business;

(k) Claim (or Claims):	includes claims, demands, complaints, actions, suits, causes of action, Orders, assessments or reassessments, charges or judgments;

(l) Closing:	means the completion of the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement and all other Closing Documents as at the Time of Closing on the Closing Date;

(m) Closing Date:	means the date hereof;

(n) Closing Documents:	means this Agreement, the Ancillary Agreements and all other agreements, releases, certificates, instruments and documents delivered or given for the purposes of the Closing;

(o) Contracts:	means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which a Person is a party or by which it or its assets are bound or under which a Person has, or will have, any liability or contingent liability (in each case, whether written or oral) including all rights, titles and interests of the Vendor in and to that certain outstanding purchase order from Casco Automotive (Suzhou) Co. Ltd.;

(p) Customer List:	means the customer list of the Vendor attached hereto as Schedule 5.7;

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(q) Direct Claim:	has the meaning given to such term in Section 11.3;

(r) Employees:	means all of the employees employed by the Vendor, including any individuals employed or retained by the Vendor on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence and leased or contract-based employees;

(s) Employment Contracts:	means written Contracts, other than Benefit Plans, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on the Vendor;

(t) Employee Costs:	means all costs, expenses, premiums, contributions, remittances, deductions or claims payable to, on behalf of, or in respect of any Employee by the Vendor under the terms of any collective agreement or contract of employment, written or oral, express or implied, or by operation of law. For greater certainty and without limitation, Employee Costs includes all applicable payroll costs such as salary, wages, incentive compensation, commissions, vacation and holiday pay; pay equity adjustments; sick pay or leave; contributions, remittances or deductions made pursuant to the Canada Pension Plan Act (Canada) and the Employment Insurance Act (Canada); workplace safety and insurance or workers compensation premiums or assessments; income tax withholdings; contributions or claims under or in connection with any pension plan, group insurance plan, or any other benefit plan; costs of any perquisites provided to Employees; costs and expenses in administering payroll and benefits for Employees; any third party expenses related to any of the foregoing; any fines and penalties related to any of the foregoing and the costs of any and all Employee claims or complaints of any kind, and the cost of defending against such claims or complaints;

(u) Employment Laws:	means collectively, An Act respecting Labour Standards (Quebec), the Labour Code (Quebec), the Pay Equity Act (Quebec), An Act respecting Occupational Health and Safety (Quebec), An Act respecting Industrial Accidents and Occupational Diseases (Quebec), the Charter of Human Rights and Freedoms (Canada), An Act respecting the Protection of Personal Information in the Private Sector (Quebec) and the Charter of the French Language (Quebec), as each exists and is in effect as of the Closing Date;

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(v) Encumbrances:	means any charge, mortgage, lien, pledge, Claim, hypothec, legal or conventional, movable or immovable, deed of trust, title defect or restriction, assignment, option, conditional sale, warrant, lease, sublease, title retention, debenture, agreement, statutory or deemed trust, covenant, transfer restriction, right of first refusal, adverse claim, prior claim, conditional sales contract, servitude or easement, right-of-way, encumbrance, right of occupation, claim or charge of any kind or nature whatsoever or security interest of any nature, whether created or arising by agreement or Applicable Law, statutory or otherwise, attaching to property, interests or rights and shall be construed in the widest possible terms and principles known under Applicable Law applicable to such property, interests or rights and whether or not they constitute specific or floating charges and includes any right, Contract or agreement to create any of the foregoing;

(w) ETA:	means Part IX of the Excise Tax Act (Canada), as amended from time to time;

(x) Excluded Liabilities:	has the meaning given to such term in Section 2.4(b);

(y) Excluded Assets:	has the meaning given to such term in Section 2.2;

(z) Financial Statements:	means, collectively, the unaudited financial statements of the Vendor for the financial year ended on December 31, 2012;

(aa) GAAP:	means the generally accepted accounting principles as published in the Handbook of the Canadian Institute of Chartered Accountants as they exist on the date of this Agreement, including the guidelines, conventions, procedures and methodology;

(bb) Goodwill:	means all of the goodwill, together with the exclusive right for the Purchaser to represent itself as carrying on the Business in succession to the Vendor and the right to use any words indicating that the Business is so carried on;

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(cc) Governmental Authority:	means any domestic or foreign legislative, executive, judicial, governmental or administrative body, tribunal or person having jurisdiction in the relevant circumstances;

(dd) Governmental Plan:	means any domestic federal or provincial government plan, arrangement, program, policy, practice or fund including, but not limited to, any domestic federal or provincial government employee benefit plan, arrangement for worker’s compensation benefits, health or welfare plan and any registered retirement savings plan;

(ee) GST:	means all Taxes payable under the ETA including the harmonize sales tax and the good and services tax, and any reference to a specific provision of the ETA shall refer to any successor provision thereto of like or similar effect;

(ff) Hazardous Substances:	means (a) any substance or material that is prohibited, regulated or designated as a pollutant, contaminant, toxic substance, deleterious substance, dangerous good, waste or residual material, hazardous waste or hazardous residual material, hazardous substance, hazardous material or any other similar designation, under any provision of Environmental Laws, (b) any petroleum product or by-product and derivatives thereof, including oil and fuel of any kind, (c) any substance or material that is toxic, explosive, poisonous, corrosive, flammable, radioactive, oxidizing, leachable, carcinogenic or mutagenic and (d) asbestos and any asbestos-containing material, including asbestos-containing vermiculite, chlorinated solvents, polychlorinated biphenyls, lead paint and urea formaldehyde foam insulation, mold, radon, pyrite and mercury;

(gg) Hired Employees:	means the Employees who will be hired by the Purchaser at Closing, if any, and identified in Schedule 1.1(gg);

(hh) Hired Employee Contracts:	means, collectively, the employment Contracts, consulting agreements and trade secrets agreements to be entered into between the Purchaser and each of the Hired Employees;

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(ii) Indebtedness:	means the interest bearing indebtedness of the Vendor, including the lines of credit and revolving credit facilities as of the Closing Date and calculated on the basis of the Closing Financial Statement;

(jj) Indemnified Parties (or Indemnified Party):	has the meaning given to such term in Section 11.1, 11.2 or 11.3 (as the case may be);

(kk) Indemnifying Party:	has the meaning given to such term in Section 11.3;

(ll) Intellectual Property:	means, all proprietary and intellectual property rights, in any jurisdiction, whether owned or held for use under license by the Vendor, including such rights in and to (i) the name of the Vendor, trademarks, service marks, brand names, distinguishing guises, trade dress, trade names, words, symbols, color schemes, business names, internet domain names and other indications of origin; (ii) patents and pending and filed patent applications (including all provisional, divisional, continuation in part and reissue patents), utility models, inventors’ certificates and invention disclosures; (iii) trade secrets and other confidential or non-public business or technical information, including ideas, formulas, compositions, program devices, compilations, patterns, discoveries and improvements, know-how, show-how, manufacturing and production methods, processes and techniques, and research and development information; drawings, designs, specifications, plans, proposals and technical and system data; analytical models, investment and lending strategies and records, financial and other products; financial, marketing and business data, pricing and cost information; business and marketing plans and customer and supplier lists and information; in each case whether patentable, copyrightable or not; (iv) computer programs and databases, including all object code, source code, algorithms, subroutines, specifications, data and documentation and all translations, compilations, arrangements, adaptations, and derivative works thereof, in each case whether patentable, copyrightable or not, and all documentation thereof; (v) all Domain Names and the Website; (vi) writings and other works of authorship, including marketing materials, brochures, training materials, including all copyrights and moral rights related to each of the foregoing; (vii) mask works or integrated circuit topographies; (viii) industrial designs; and (ix) rights to limit the access, use or disclosure of confidential information by any Person; in each case including all registrations of, and applications to register, any of the foregoing with any Government Authority and any renewals or extensions thereof; the goodwill associated with each of the foregoing; and any claims or causes of action or defences arising out of or related to any of the foregoing.

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(mm) Intercompany Loans:	means any loans, debts, advances, payables, or adjustments owed or which may become owed by and between the Vendor and the Shareholder or between the Vendor and any Affiliate of the Vendor;

(nn) Intercompany Receivables:	means, as between the Vendor and the Shareholder, between the Vendor and any Affiliate of the Vendor: (a) all amounts receivable and other rights to payment and the full benefit of all security for such amounts or rights to payment, and (b) any claim, remedy or other right related to the foregoing;

(oo) Inventory:	means all items that are held by the Vendor for sale in the ordinary course of business, or are being produced for sale, of every kind and nature and wheresoever situated including all of the aforementioned items in-transit or held by customers or suppliers of the Vendor;

(pp) Leased Facilities:	has the meaning given to such term in Section 5.10;

(qq) Losses:	means, in respect of any matter, all losses, damages, liabilities, costs and expenses (including all reasonable legal and other professional fees and disbursements, interests, penalties and amounts paid in settlement) directly arising from that matter (excluding consequential, special, punitive, indirect, exemplary damages or any damages measured by lost profits or a multiple of earnings);

(rr) Material Adverse Change (or Material Adverse Effect):	means, when used in connection with the Vendor, any circumstance, change in or effect on the Vendor including without limitation the Purchased Assets, that individually or in the aggregate with all other circumstances, changes in or effects on the Business taken as a whole, is reasonably be expected to be materially adverse to the Business taken as a whole, or the operations, affairs, prospects, condition (financial or otherwise), results of operations, assets, liabilities or any other aspect of the Business taken as a whole, other than, in each case, those resulting from (i) industry-wide conditions or general economic conditions affecting the industry in which the Business is carrying on its business, and not affecting the Business in a disproportionate manner compared to other companies in the same industry or area, (ii) any failure by the Vendor to meet its financial projections, (iii) national or international political or social conditions, including the engagement by the United States, Canada or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, Canada or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, Canada or any other country or group, (iv) changes in GAAP, (v) changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vi) changes affecting capital market conditions in the United States, Canada or any other country or (vii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes;

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(ss) Material Contract	has the meaning given to such term in Section 5.13(a);

(tt) Movable Property Leases:	has the meaning given to such term in Section 2.1(a)(i);

(uu) Non-Solicitation and Confidentiality Agreement:	means the Non-solicitation and Confidentiality Agreement to be entered into concurrently herewith by and among the Vendor, the Shareholder, the Purchaser and API;

(vv) Open Purchase Orders:	means all purchase orders or other commitments issued by the Vendor before the Closing Date for the supply of tangible assets (including inventory) and services for use as part of the Business to the extent that such tangible assets have not already been supplied and accepted or services performed, respectively, on or prior to the Closing Time.

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(ww) Order:	means any order, injunction, judgment, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Authority or arbitrator and includes a Remedial Order;

(xx) Organizational Documents:	means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability company agreement or other similar document, and all shareholders agreements, voting trusts and pooling agreements, all as amended, supplemented, restated and replaced from time to time;

(yy) Parties:	means the Vendor, the Shareholder, the Purchaser and API collectively, and “Party” means any one of them;

(zz) Permits:	has the meaning given to such term in Section 5.2;

(aaa) Permitted Encumbrances:	means (i) mechanic’s, materialmen’s, landlord’s and similar liens not yet past due or duly reserved for on the Financial Statements, (ii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (iii) to the extent set forth on the liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business and (iv) liens in the ordinary course of business which do not, and are not reasonably likely to, materially impair the use or value of the Purchased Assets.

(bbb) Person:	means any individual, sole proprietorship, unlimited liability company, corporation, partnership, firm, entity, division, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, bank, estate or other entity or organization of any nature whatsoever;

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(ccc) Product:	has the meaning given to such term in Section 5.17(b);

(ddd) Purchase Price:	has the meaning given to such term in Section 2.3;

(eee) Purchased Assets:	has the meaning given to such term in Section 2.1(a);

(fff) Purchase Price Allocation:	has the meaning given to such term in Section 2.6;

(ggg) Purchaser Claims:	means any and all Claims made by the Purchaser against the Vendor hereunder;

(hhh) QST:	means all Taxes payable under the QSTA, and any reference to a specific provision of the QSTA shall refer to any successor provision thereto of like or similar effect;

(iii) QSTA:	means the Act respecting the Quebec Sales Tax (Québec), as amended from time to time;

(jjj) Real Property Leases:	has the meaning given to such term in Section 5.10(a);

(kkk) Representatives:	means, with respect to any Person, any and all directors, managers, managing members, officers, employees, agents and other representatives and advisors;

(lll) Social Security Laws:	means all Applicable Laws relating in full or in part to the protection of employee or worker health and safety;

(mmm) Subsidiary (or Subsidiaries):	has the meaning given to such term in the Canada Business Corporations Act;

(nnn) Tangible Personal Property:	means all machinery, equipment, furniture, fixtures, materials, furnishings, office equipment, computer hardware, supplies, materials, vehicles, handling and packaging equipment, implements, parts, tools, jigs, dies, moulds, patterns, tooling and spare parts and tangible assets (other than the Leased Facilities and the Inventory) owned or used or held by the Vendor, including (i) any of the foregoing which are in storage or in transit; (ii) other tangible personal property of the Vendor, whether located in or on the Leased Facilities or elsewhere; and (iii) any of the foregoing which may be attached to the Leased Facilities;

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(ooo) Tax Authorities:	means the Canada Revenue Agency, the Québec Revenue Agency, or any other taxation authority or a court of competent jurisdiction from which no further appeal may be made if the determination of the Canada Revenue Agency, the Québec Revenue Agency, or such other taxation authority is appealed;

(ppp) Tax Returns:	includes all returns (including information returns), reports, declarations, elections, remittances, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Applicable Law in respect of Taxes (including, for the avoidance of doubt, any transfer pricing documentation that is required to be prepared prior to the filing of an income tax return in order to, inter alia, avoid penalties under Applicable Law);

(qqq) Tax or Taxes:	includes any and all taxes, duties, fees, premiums, assessments or impositions, imposts, levies and other charges of any kind and any nature whatsoever imposed by any Governmental Authority, whether disputed or not, including: (a) federal, provincial, state, municipal or foreign tax including those levied on, or measured by, or referred to as, income, gross income, net income, adjusted gross income, gross receipts, profits or excess profits tax, capital gain, large corporation tax, capital, alternative or add-on minimum tax, transfer, land transfer, transfer pricing, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, real or personal property tax, all surtaxes, all customs duties and import and export taxes, stamp tax, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions together with all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority (domestic or foreign) in respect thereof responsible for the imposition of any such tax, or failure to withhold, collect or remit any tax; and (b) any liability with respect to the foregoing as a result of being or formerly having been a member of any affiliated, consolidated, combined, unitary, or similar group, as a result of any transferee liability in respect of the foregoing, whether arising as a result of any agreement or otherwise by operation of Applicable Law;

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(rrr) Termination and Severance Costs:	means the costs of pay in lieu of notice, termination pay, continued employee benefits or any other similar payment or benefit required to be made by contract, by statute or by Law, upon the termination of employment of an Employee and the costs of any and all Employee claims and complaints related to such termination of employment and any costs of defending such claims or complaints, including without limitation, any complaint under sections 122 and 124 of An Act respecting Labour Standards (Quebec);

(sss) Threat of Release:	means the likelihood of a Release;

(ttt) Third Party Claim:	has the meaning given to such term in Section 11.3;

(uuu) Time of Closing:	means 10:00 a.m. (Montréal time) on the Closing Date;

(vvv) Transactions:	means the transactions contemplated by this Agreement;

(www) Underlying Assets:	means all past, present and future claims or causes of action, chooses in action, rights of recovery and rights of set-off or compensation relating to the Purchased Assets in each case whether or not an action or any other proceeding shall have been commenced prior to the Closing Date, but excluding any rights of recovery and rights of set-off or compensation relating to expenditures of the Vendor in acquiring the Purchased Assets; and

(xxx) Warranty Rights:	mean the full benefit and advantage of all manufacturers’, suppliers’ and contractors’ representations, undertakings, covenants, indemnities, guarantees and warranties that are related to the Purchased Assets or the Assumed Liabilities.

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1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Except as otherwise specified, all references to money amounts in this Agreement are to lawful currency of Canada and, to the extent that it requires, in whole or in part, to be expressed in any other currency in order to give full effect to this Agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the Closing Date (or, if that is not a Business Day, the Business Day immediately following it) at Bank of Canada’s noon exchange rate.

(b)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(d)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	Severability - If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by an arbitral tribunal or court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect if, but only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

(f)	Statutory references - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(g)	Accounting Terms - Unless stipulated otherwise, all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(h)	Overlapping Provisions - The fact that any conduct or state of facts may be within the scope of two or more representations, warranties, covenants or agreements herein, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be deemed to limit the provisions of any other representation and warranty.

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1.3	Knowledge and Threatened

Any reference to the “Knowledge” of the Vendor shall mean the actual knowledge of Fred P. Rohrbacher, having conducted a reasonable internal inquiry regarding the relevant subject matter.

A proceeding or other matter is deemed to have been “threatened” if the Vendor has Knowledge of such matter.

1.4	Primacy

This Agreement cancels and supersedes all discussions, negotiations, agreements, letters of intent and other documents between the Parties.

1.5	Recitals and Schedules

The Recitals and Schedules to this Agreement, as listed below, form an integral part of this Agreement:

Schedule	Description

Schedule 1.1(gg)	Hired Employees
Schedule 2.1(a)	Purchased Assets Allocation
Schedule 2.2(l)	Certain Excluded Assets
Schedule 2.6	Purchase Price Allocation
Schedule 5.1	Encumbrances
Schedule 5.2	Permits
Schedule 5.3	Consents and Approvals
Schedule 5.4	Absence of Changes and Unusual Transactions
Schedule 5.6	Suppliers
Schedule 5.7	Customers
Schedule 5.9	Restrictive Covenants
Schedule 5.10	Real Property
Schedule 5.12	Employment Matters
Schedule 5.13	Contracts
Schedule 5.14	Litigation
Schedule 5.16	Trade Allowances
Schedule 5.17	Product Warranties and Liabilities

2.	PURCHASE AND SALE

2.1	Purchase and Sale

(a)	Upon and subject to the terms and conditions hereof, the Vendor hereby sells, assigns and transfers to the Purchaser, and the Purchaser hereby purchases and accepts from the Vendor as a going concern, the whole as of and with effect as at the Time of Closing, all of the rights, titles and interests of the Vendor in and to all of its assets of every kind and description and wheresoever situated, save and except the Excluded Assets (collectively, the “Purchased Assets”), free and clear of any Encumbrances (other than Permitted Encumbrances), as allocated in the manner set forth in Schedule 2.1(a) including without limitation:

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(i)	all rights, titles and interests in and to the leases of movable property and leases of real property used by the Vendor, including all purchase options, prepaid rents, security deposits, relating thereto and all leasehold improvements thereon to the extent assignable (the “Movable Property Leases”);

(ii)	all Tangible Personal Property of the Vendor;

(iii)	all Inventories of the Vendor;

(iv)	all Accounts Receivable as at the Closing Date with respect to the Business;

(v)	all rights, titles and interests of the Vendor (including without limitation all rights, titles and interests of Casco Automotive (Suzhou) Co. Ltd. as agent or mandatary of the Vendor) in and to all Contracts related to the Business or Purchased Assets (including bids and outstanding proposals) to which the Vendor is a party or to which Casco Automotive (Suzhou) Co. Ltd. (as agent or mandatary for the Vendor) is a party, and to the extent such Contracts are assignable;

(vi)	all rights, titles and interests of the Vendor in and to that certain outstanding purchase order from Casco Automotive (Suzhou) Co. Ltd.;

(vii)	the Open Purchase Orders, to the extent assignable;

(viii)	all rights, titles and interests of the Vendor in and to all Permits and Environmental Permits required to carry on the Business in its usual and ordinary course, to the extent such Permits are assignable;

(ix)	to the extent assignable, all computer hardware and software owned or used by the Vendor, including, without limitation, all documentation relating thereto and the latest revisions of all related object and source codes therefor;

(x)	the Customer List;

(xi)	the Goodwill of the Vendor, including the phone and fax numbers and all e-mail addresses and accounts of the Vendor;

(xii)	all pre-paid expenses and deposits of the Vendor, excluding any prepaid insurance;

(xiii)	all plans and specifications in the Vendor’s possession or under its control relating to the plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Leased Facilities including all such electrical, mechanical and structural drawings related thereto as are in the possession or under the control of the Vendor;

(xiv)	all Warranty Rights of the Vendor, to the extent assignable;

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(xv)	all Books and Records of Vendor, customer files and lists, supplier lists, customer information, Employee records, current and historical project files and sales and marketing materials, and other information relating to customers and suppliers and prospective customers and suppliers, whatever the form or support, excluding however such Books and Records in relation to Excluded Assets, Excluded Liabilities or which exist only in electronic form accessible only through non-assignable licensed software; and

(xvi)	to the extent assignable, all other property, assets and rights of the Vendor, both tangible and intangible, including: (A) all past, present and future Claims or causes of action, causes in action, rights of recovery and rights of set-off or compensation relating to the Purchased Assets; (B) all of the Underlying Assets, and (C) to the extent assignable, the full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and the like and all security therefor received by the Vendor on the purchase or other acquisition of any part of the Purchased Assets or otherwise, in each case, excluding however, for greater clarity, the Excluded Assets.

2.2	Excluded Assets

The following assets, properties, rights and interests of the Vendor (the “Excluded Assets”), shall be excluded from and shall not form or constitute part of the Purchased Assets:

(a)	all rights to receive any refund, credit or similar benefit in respect of Taxes paid by the Vendor for periods ending on or prior to the Closing Date, and all interest thereon;

(b)	all cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills and other marketable securities of the Vendor;

(c)	all insurance policies and all rights of the Vendor to insurance claims, related refunds and proceeds thereunder;

(d)	the rights which accrue or will accrue under this Agreement;

(e)	all past, present and future claims or causes of action, chooses in action, rights of recovery and rights of set-off or compensation relating to the Excluded Assets or Excluded Liabilities in each case whether or not an action or any other proceeding shall have been commenced prior to the Closing Date;

(f)	all Intellectual Property of the Vendor;

(g)	all shares, stock or other equity interests in any Person;

(h)	the minute books and stock ledgers of the Vendor;

(i)	the employee data relating to any employee other than a Hired Employee;

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(j)	all Intercompany Loans;

(k)	all Intercompany Receivables; and

(l)	the specifically excluded assets and property described in Schedule 2.2(l).

2.3	Purchase Price

In addition to the assumption of the Assumed Liabilities by the Purchaser hereunder, the aggregate purchase price payable by the Purchaser, to the Vendor for the Purchased Assets (collectively, the “Purchase Price”) shall be an amount in cash equal to USD$900,000.

2.4	Assumed Liabilities; No Other Liabilities Assumed by Purchaser

(a)	The Purchaser shall assume, and hereby covenants and agrees to pay, perform and discharge, when due and exigible, to the complete exoneration of the Vendor, (i) the obligations, undertakings and liabilities of the Vendor under the Contracts that are Purchased Assets and transferred to the Purchaser, and (ii) the sum of the accounts payable (other than Intercompany Loans and Tax Payable, including without limitation any capital tax payable by the Vendor), accrued liabilities, and any warranty provisions of the Vendor (collectively, the “Assumed Liabilities”).

(b)	Notwithstanding any provision in this Agreement to the contrary, other than the Assumed Liabilities, neither the Purchaser nor API shall assume or shall be obligated to assume or be obligated to pay, perform or otherwise discharge any liability of the Vendor or any of its Affiliates, and the Vendor shall be solely and exclusively liable with respect to all liabilities of the Vendor (collectively, the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include, but are not limited to, the following:

(i)	(a) any form of liability relating to products sold and services rendered by the Vendor; (b) liabilities in respect of any breach of representation, warranty or covenant contained in, or any Claim for indemnification pursuant to, any Movable Property Lease, leases of Leased Facilities, Contract or Permit where such breach or Claim arose out of the Vendor's performance or non-performance thereunder prior to the Time of Closing, in each case regardless of when said liability breach or Claim is asserted;

(ii)	any Taxes payable by the Vendor (including tax reassessments for prior years, or any other taxes whatsoever that may be or become payable by the Vendor including any income or corporation Taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Purchased Assets hereunder);

(iii)	any liability of the Vendor or its directors, officers, stockholders or agents (acting in such capacities), arising out of, or relating to, this Agreement, the Closing Documents or the transactions contemplated by this Agreement and the Closing Documents, whether incurred prior to, at or subsequent to the Closing Date, including, without limitation, all finder's or broker's fees and expenses and any and all fees and expenses of any Representatives of the Vendor or the Shareholder;

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(iv)	any liabilities or obligations of the Vendor relating primarily to, or arising under, any of the Excluded Assets;

(v)	any liability resulting from any Encumbrance (other than a Permitted Encumbrance) on any of the Purchased Assets;

(vi)	any and all costs and expenses accrued or incurred in connection with the application and process for research and development Tax credits;

(vii)	any and all audit costs and expenses of the Vendor;

(viii)	any liabilities of the Vendor incurred in connection with any business or activity of the Vendor which do not relate to the Business or the Purchased Assets;

(ix)	any liabilities and obligations to shareholders of the Vendor or any Affiliate thereof other than in the normal course of business;

(x)	any obligations and liabilities of the Vendor relating to the Indebtedness (other than any Assumed Liabilities) or otherwise;

(xi)	all obligations and liabilities related to or arising from or in connection with the employment and termination of employment by the Vendor of the Employees (or any of them), including without limitation any and all Termination or Severance Costs;

(xii)	all Employee Costs except for those Employee Costs that shall accrue as of the Closing Time with regards to the Hired Employees;

(xiii)	all Termination and Severance Costs regarding any of the Employees; and

(xiv)	any obligations and liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other expenses incurred by the Vendor with respect to the transactions contemplated by this Agreement.

2.5	Terms of Payment

Subject to Section 2.3 of this Agreement, the Purchase Price shall be paid by the Purchaser, as follows to the Vendor:

(a)	by the payment of an amount of USD$900,000 by wire transfer of immediately available funds at the Time of Closing to an account specified by the Vendor (the “Closing Payment”); and

(b)	the Purchaser’s assumption at the Time of Closing of the Assumed Liabilities hereunder.

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2.6	Purchase Price Allocation

(a)	The Purchase Price shall be allocated amongst the Purchased Assets for purposes of the Income Tax (Canada) and the Taxation Act (Québec) in accordance with the provisions of Schedule 2.6 annexed hereto.

2.7	Tax Elections

(a)	The Purchaser and the Vendor shall execute at Closing and file a joint election under subsection 167(1) of the ETA and section 75 of the QSTA within the prescribed time (for the reporting period in which the transactions contemplated herein are consummated) and in the prescribed manner along with any documentation necessary or desirable to give effect to it, in order to effect the transfer of the ownership or use, as the case may be, of the Purchased Assets by the Vendor without payment of any GST and QST. Notwithstanding such elections, in the event it is determined by the Tax Authorities that there is a liability of the Purchaser to pay, or of Vendor to collect and remit, any GST or QST on all or part of the Purchase Price paid for the Purchased Assets, such taxes shall be forthwith paid by Purchaser to the appropriate Tax Authorities; provided that the Purchaser shall have the right to contest in good faith such determination by Tax Authorities in accordance with the procedure set forth in Section 11.5 and that, subject to the following, the Vendor shall provide reasonable collaboration if requested by Purchaser. Purchaser shall indemnify and save Vendor harmless with respect to any and all taxes as well as any interest and penalties relating thereto or imposed thereon pursuant to a determination by Tax Authorities as mentioned above. Vendor agrees to remit promptly to Purchaser any amount which may be received from Tax Authorities as a refund or reimbursement of taxes, interests or penalties paid by Purchaser, the whole pursuant to the contestation of any determination by Tax Authorities.

(b)	Subject to the limitations or requirements prescribed by the Income Tax Act (Canada) and the Taxation Act (Quebec), the Vendor and the Purchaser shall execute and file a joint election under section 22 of the Income Tax Act (Canada) and section 184 of the Taxation Act (Quebec) within the prescribed time and in the prescribed manner with respect to the sale of the Accounts Receivable from the Vendor to the Purchaser and shall designate therein the portion of the Purchase Price allocated to the Accounts Receivable.

(c)	The Purchaser, API, to the extent applicable to it, and the Vendor shall make and file, in a timely manner, a joint election to have the rules in subsection 20(24) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial tax legislation, apply to the obligations of the Vendor in respect of undertakings which arise from the operation of the Business and to which paragraph 12(1)(a) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial tax legislation, apply.

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(d)	Each of the Parties hereby agree and confirm that the Non-Solicitation and Confidentiality Agreement is being entered into at Closing to maintain and preserve the value of the goodwill attached to the Purchased Assets to be transferred by the Vendor to the Purchaser at Closing. Each of the Purchaser and the Vendor agrees that no proceeds shall be received or receivable by the Vendor for granting the restrictive covenants contained therein and that any amount that can reasonably be regarded as being in part the consideration for such restrictive covenants shall be received by the Vendor as consideration for the disposition of the goodwill attached to the Purchased Assets. Further, the Vendor and the Purchaser shall timely execute and file a joint election under proposed subsection 56.4(7) of the Income Tax Act (Canada) and any equivalent or corresponding provisions under applicable provincial tax legislation, whereby the Vendor and the Purchaser shall agree to jointly elect in prescribed form (or if a prescribed form is not available at that time, in a manner acceptable to Canada Revenue Agency and to Revenue Québec) to apply proposed subsection 56.4(5) of the Income Tax Act (Canada) and any equivalent or corresponding provisions under applicable provincial tax legislation to consider the full amount of any such consideration as goodwill. The Vendor and the Purchaser shall each include a copy of this prescribed form (or such other manner acceptable to Canada Revenue Agency and to Revenue Québec) in their Tax Return for their taxation year that includes the day on which any restrictive covenant is agreed to and such Tax Return shall be filed on or before the filing due date for that year.

(e)	The Vendor hereby appoints the Purchaser (or its authorized representatives) as its agent to file the election forms under Section 2.7(a) and Section 2.7(b) above within the time prescribed by Applicable Laws.

3.	REPRESENTATIONS AND WARRANTIES RELATING TO THE VENDOR

The Vendor hereby represents and warrants to the Purchaser and API, if any, as set out below and acknowledges that each of the Purchaser and API, if any, is relying upon such representations and warranties in connection with the purchase of the Purchased Assets and the assumption of the Assumed Liabilities:

3.1	Corporate Status of the Vendor

The Vendor is a corporation validly constituted, organized and existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its assets including the Purchased Assets and to carry on its business as presently conducted. The Vendor is in good standing under the Applicable Laws of its jurisdiction of organization. The Vendor has all necessary capacity and power to enter into this Agreement and the Closing Documents and to perform its obligations under this Agreement and the Closing Documents (subject to the Closing).

3.2	Residence of the Vendor

The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

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3.3	Due Authorization and Enforceability of Obligations

The execution and delivery respectively of this Agreement and the Closing Documents and the consummation of the transactions respectively contemplated by this Agreement and the Closing Documents (subject to the Closing) have been respectively duly authorized by all necessary corporate action on the part of the Vendor. This Agreement, and upon execution and delivery by the Vendor of the Closing Documents, the Closing Documents shall constitute legal, valid and binding obligations of the Vendor enforceable against it in accordance with their respective terms, subject, however, to limitations with regards to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.4	Bankruptcy

The Vendor has not: (a) proposed a compromise or arrangement to any of its creditors generally; (b) had any petition or receiving order in bankruptcy filed against it; (c) taken any proceeding with respect to a compromise or arrangement or become subject to such proceeding; (d) taken or become subject to any proceeding to have it liquidated, dissolved, declared bankrupt or wound-up; (e) taken any proceeding or become subject to any proceeding to have a receiver appointed over any part of its assets; (f) had any Encumbrances take possession of any of its property; or (g) had any execution or distress become enforceable or become levied upon any of its property.

3.5	GST and QST

The Vendor is duly registered under the ETA with respect to the GST under registration number 104857040 and under the QSTA with respect to the QST under registration number 1000202106 TQ 0001.

4.	REPRESENTATIONS AND WARRANTIES RELATING TO THE shareholder

The Shareholder and the Vendor hereby solidarily, waiving the benefit of division and discussion, represent and warrant to the Purchaser and API, as set out below and acknowledges that the Purchaser and API are relying upon such representations and warranties in connection with the purchase of the Purchased Assets and the assumption of the Assumed Liabilities:

4.1	Corporate Status of the Shareholder

The Shareholder is a corporation validly constituted, organized and existing under the laws of Luxembourg and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. The Shareholder is in good standing under the Applicable Laws of its jurisdiction of organization. The Shareholder has all necessary capacity and power to enter into this Agreement and each of the Closing Documents to which it is a party and to perform its obligations under this Agreement and each of the Closing Documents to which it is a party (subject to the Closing). The Shareholder is the sole registered and beneficial owner of all of the shares issued and outstanding of the Vendor.

4.2	Residence of the Shareholder

The Shareholder is a non-resident of Canada for the purposes of the Income Tax Act (Canada).

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4.3	Due Authorization and Enforceability of Obligations

The execution and delivery respectively of this Agreement and the Closing Documents and the consummation of the transactions respectively contemplated by this Agreement and the Closing Documents (subject to the Closing) have been respectively duly authorized by all necessary corporate action on the part of the Shareholder. This Agreement, and upon execution and delivery by the Shareholder of each of the Closing Documents to which it is a party, such Closing Documents shall constitute legal, valid and binding obligations of the Shareholder enforceable against it in accordance with their respective terms, subject, however, to limitations with regards to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

4.4	Bankruptcy

The Shareholder has not: (a) proposed a compromise or arrangement to any of its creditors generally; (b) had any petition or receiving order in bankruptcy filed against it; (c) taken any proceeding with respect to a compromise or arrangement or become subject to such proceeding; (d) taken or become subject to any proceeding to have it liquidated, dissolved, declared bankrupt or wound-up; (e) taken any proceeding or become subject to any proceeding to have a receiver appointed over any part of its assets; (f) had any Encumbrances take possession of any of its property; or (g) had any execution or distress become enforceable or become levied upon any of its property.

5.	REPRESENTATIONS AND WARRANTIES RELATING TO The BUSINESS

The Vendor hereby represents and warrants to the Purchaser and API, as set out in this Article 5 and acknowledge that each of the Purchaser and API are relying upon such representations and warranties in connection with the purchase of the Purchased Assets and the assumption of the Assumed Liabilities:

5.1	Title to Purchased Assets

Except as disclosed in Schedule 5.1, the Vendor is the sole, legal and beneficial owner of and, where its interests are registrable, the sole registered owner of, all of the Purchased Assets and interests thereto and, has a good and valid title to the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).

5.2	Permits

Schedule 5.2 sets out a complete and accurate list of all permits, licences, authorizations and other material rights and privileges required under Applicable Laws, for the purpose of operating the Business, in the normal course of business, in all of the jurisdictions in which the Business is being operated or in all of the jurisdictions in which the Purchased Assets are held, in the same manner as the Business was conducted up to this day (the “Permits”) and there are no other Permits necessary to carry on the Business or to own or lease any of the Purchased Assets. The Vendor has provided a true and complete copy of each such Permit and all amendments thereto to the Purchaser and all such Permits are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have an adverse effect or that may be affected by the completion of the transactions contemplated hereby. The Vendor is and has been in compliance in all material respects with all terms and conditions of all such Permits. To the Knowledge of the Vendor, there is no reason to believe that the Permits will not be renewed at their respective expiries and upon the conditions currently prevailing.

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5.3	Consents and Approvals

(a)	Except as set out in Schedule 5.3, there is no requirement to make any filing with, give any notice to or to obtain any approval from any Governmental Authority:

(i)	as a condition to the lawful consummation of the transactions contemplated by this Agreement; or

(ii)	to avoid the violation, breach or termination of, or default under, or the creation of any Encumbrance under the terms of any Applicable Law.

(b)	Except as set out in Schedule 5.3, there is no requirement to make any filing with, give any notice to or to obtain any approval under any Permit:

(i)	to avoid the loss of any Permit; or

(ii)	to avoid the violation, breach or termination of, or default under, or the creation of any Encumbrance under the terms of any Permit.

(c)	There is no requirement under any Contract that is a Purchased Asset to obtain the consent of any party to such Contract relating to the consummation of the transactions contemplated by this Agreement, except for the consents described in Schedule 5.3.

(d)	The Closing shall not constitute a breach pursuant to either the Vendor’s or the Shareholder’s Organizational Documents.

5.4	Absence of Undisclosed Liabilities

Since December 31, 2011, and other than in the ordinary course of business consistent with past practice and except as disclosed in this Agreement, there are no debts, liabilities or obligations of any nature affecting the Business whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due) arising out of transactions entered into on or prior to the date hereof, or any transaction, series of transactions, or, to the Knowledge of the Vendor, action or inaction occurring on or prior to the date hereof (regardless of when such liability or obligation is asserted), including, but not limited to, liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except for debts, liabilities or obligations which would not represent a Material Adverse Change.

5.5	Absence of Changes and Unusual Transactions

Since January 31st, 2013 and except as disclosed in Schedule 5.5:

(a)	there has not been any Material Adverse Change;

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(b)	there has not been any damage, destruction, loss, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the Purchased Assets or the assets, properties, or future prospects of the Vendor;

(c)	there has not been any material change in the level of Inventory, other than changes having occurred in the ordinary course of business;

(d)	the Vendor has not transferred, assigned, sold or otherwise disposed of any material portion of the Purchased Assets shown or reflected in the Financial Statements, except, in each case, in the ordinary course of business;

(e)	no obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary course of Business has been incurred or assumed by the Vendor;

(f)	the Vendor has not suffered any unusual or extraordinary loss, waived or omitted to take any action in respect of any rights, or entered into any commitment or transaction not in the ordinary course of business where such loss, rights, commitment or transaction is or would be material in relation to the Business;

(g)	the Vendor has not changed the manner of billing any of its customers in any way which affects or would reasonably be expected to affect negatively, other than in an immaterial way, the timing of issuance of invoices by the Business to any of its customers;

(h)	the Vendor has not changed the material terms of payment of Accounts Receivable and/or accounts payables, other than changes in the ordinary course of business consistent with past practice;

(i)	there has been no material change in the accounting methods and principles used by the Vendor; and

(j)	the Vendor has not authorized, agreed or otherwise become committed to do any of the foregoing.

5.6	Suppliers

(a)	Schedule 5.6 includes a complete and correct list of the suppliers of the Vendor and the amount of transactions completed by the Vendor with such suppliers during the twelve (12)-month period ended on December 31, 2012.

5.7	Customers

Schedule 5.7 is a complete and correct list of the customers of the Vendor and the amount of transactions completed by the Vendor with such customers during the twelve (12)-month period ended on December 31, 2012.

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The Vendor has disclosed to the Purchaser all fees, discounts, royalties or other payment to be paid to a customer of the Business, based on the purchase volume of such customer with the Vendor (other than trade allowances listed in Schedule 5.16).

5.8	Compliance with Applicable Laws

The conduct of the Business has been and is currently in compliance in all material respects with all Applicable Laws and the Vendor has not received any notice of any alleged violation of any such Applicable Laws.

5.9	Restrictive Covenants

Except as disclosed in Schedule 5.9, the Vendor is not, bound or affected by any Contract limiting the freedom of the Business to compete in any line of business or any geographic area, acquire goods or services from any supplier, establish the prices at which the Business may sell any goods or services, sell goods or services to any customer or potential customer, or transfer or move any of its assets or operations.

5.10	Real Property

(a)	The Vendor has not and is not the beneficial or registered owner of, and has not agreed to acquire, any immovable property or any interest in any immovable property.

(b)	Schedule 5.10 identifies all of the real property leased for use by the Business, including each parcel of real property leased, subleased or occupied by the Vendor (the “Leased Facilities”). With respect to each of the Leased Facilities, the Vendor holds a valid lease therein, true and clear of any legal disturbances of enjoyment of the Leased Facilities. The Vendor have not granted to any Person any right to occupy or use any of the Leased Facilities or portion thereof, except pursuant to any sublease or assignment of lease referred to in Schedule 5.10. To Vendor’s Knowledge, each lease relating to the Leased Facilities (the “Real Property Leases”) is in good standing. Current, true and complete copies of the Real Property Leases have been delivered or made available to the Purchaser and such Real Property Leases have not been altered or amended and are in full force and effect.

(c)	To Vendor’s Knowledge, there are no outstanding defaults or violations and the Vendor has not received any written notice of alleged defaults or violations, under any such Real Property Leases on the part of the Vendor, or, to the Knowledge of the Vendor, on the part of any other party to such Real Property Leases which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or an event of default under any such Real Property Lease or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any such Real Property Lease, (B) the right to accelerate the maturity or performance of any material obligation of the Vendor under any such Real Property Leases, or (D) the right to cancel, terminate or modify any such Real Property Leases.

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5.11	Environmental Matters

Except as set forth in Schedule 5.11:

(a)	The Business, as carried on by the Vendor, as well as the Purchased Assets, are, and have been, at all times, in all material respects in compliance with all Applicable Laws related to the environment and there are no facts to the Vendor’s Knowledge, that would reasonably be expected to give rise to any non-compliance or Claim, under such Applicable Laws, by the Business or of the Purchased Assets.

(b)	The Vendor is not using and, at all times, has not used any of the Leased Facilities and the Purchased Assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, transfer, import, export, produce or process Hazardous Substances, except in compliance in all material respects with all Applicable Laws and Permits.

(c)	Without limiting the generality of the foregoing, there are no Claims pending or, to the Knowledge of Vendor, threatened, against the Vendor or relating to the Purchased Assets, relating in any way to or arising under Applicable Laws related to the environment and no matters are under discussion, audit, review or appeal with any Governmental Authority relating to such Applicable Laws; and to the Knowledge of the Vendor, no event has occurred and no circumstances exist that would reasonably be expected to give rise to any of the foregoing.

(d)	The Vendor has disclosed to any applicable Governmental Authority any information, event or incident in connection with the Business that is required to be declared in compliance with all Applicable Laws.

5.12	Employment Matters

(a)	Schedule 5.12(a) sets forth a complete list of the Employees, together with their respective title/function, seniority and material terms of employment, including cost and description of benefits, vacation entitlement, salary, commissions and bonus (whether monetary or otherwise) or other material terms of compensation. Except as disclosed in Schedule 5.12(a), no Employee is on short-term or long-term disability leave, parental leave, military leave, extended absence for any reason or receiving benefits pursuant to Applicable Laws relating to workers’ compensation. Copies of each written Employment Contract has been delivered to the Purchaser with the Books and Records.

(b)	Other than as indicated in Schedule 5.12(a), there are no Employment Contracts nor are there any management agreements, agreements with prior written consent or change of control provisions, retention bonuses or Employment Contracts providing for cash or other compensation or benefits upon the signing of this Agreement or the consummation or Closing of the transactions contemplated by this Agreement, except as provided in Applicable Law.

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(c)	The Business has been and is being operated in compliance in all material respects with all Applicable Laws relating to employees, including employment standards, Employment Laws, workers compensation, human rights and labour relations.

(d)	Other than as indicated in Schedule 5.14 there are no Claims nor, to the Knowledge of the Vendor, are there any threatened Claims, against the Vendor pursuant to any Applicable Laws relating to Employees, including employment standards, human rights, labour relations, Employment Laws, worker’s compensation or pay equity. To the Knowledge of the Vendor, nothing has occurred which might lead to a Claim against the Vendor under any Applicable Laws. There are no outstanding decisions, Orders or settlements or pending settlements which place any obligation upon the Vendor to do or refrain from doing any act.

(e)	The Vendor is not a party to any agreement relating to wages, hours or other conditions of employment, with any labour or trade union, bargaining agent, Employee association, or other representative body or organization and no application for certification has been filed or is expected to be filed involving the employees of the Vendor.

(f)	All current assessments under workers compensation Applicable Laws in applicable jurisdictions in relation to the Vendor for the Employees, and all of their respective contractors and subcontractors have been paid or accrued and the Vendor has not been or is subject to any special or penalty assessment under such legislation which has not been paid.

(g)	The only bonus, reward, deferred benefit or profit-sharing plans or systems from which the directors, officers or employees of the Vendor could benefit are those identified and described in Schedule 5.12(g). The Vendor is not required to pay a pension or deferred benefits upon retirement or to make such payments in the future to its directors, officers or employees. The Vendor is not a party to any retirement plan, pension fund, group insurance program, profit-sharing plan or other benefit in favor of employees, officers or directors.

5.13	Contracts

(a)	Schedule 5.13 incorporates a complete list of the Contracts (written or verbal) involving a commitment, payment obligation or value in excess of fifty thousand dollars ($50,000) over the life of the Contract to which the Vendor is a party or by which its assets are bound (the “Material Contracts”).

(b)	Except as disclosed in Schedule 5.13, the Material Contracts are all in written form, have been entered into in the ordinary course of the Business, are all in full force and effect unamended, to the Knowledge of the Vendor, there are no outstanding defaults or violations and the Vendor has not received any notice of alleged defaults or violations, under any such Material Contract on the part of the Vendor, or, to the Knowledge of the Vendor, on the part of any other party to such Material Contracts which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or an event of default under any such Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any such Material Contract, (B) the right to a rebate, chargeback, refund, credit or penalty or change in delivery schedule under any such Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Vendor under any such Material Contract, or (D) the right to cancel, terminate or modify any such Material Contract.

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(c)	Except as disclosed in Schedule 5.13, current, true and complete copies of the Contracts have been delivered or made available to the Purchaser and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such Contracts.

5.14	Litigation

Except as disclosed in Schedule 5.14, there are no Claims, enquiries, investigations, grievances or other proceedings (whether judicial, administrative or arbitral), including appeals and applications for review, in progress, pending or, to the Vendor’s Knowledge, threatened, against, affecting, which would reasonably be expected to have a Material Adverse Effect and the Vendor has no Knowledge of any existing ground or basis on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.15	Books and Records

All Books and Records have been delivered or made available to the Purchaser. Such Books and Records fairly and correctly set out and disclose in all material respects the financial position of the Business and all material financial transactions relating to the Business has been accurately recorded in such Books and Records.

5.16	Trade Allowances

Schedule 5.16 includes a complete list of customers of the Business who are entitled to or customarily receive discounts, allowances, rebates, credits, preferential terms (including rights of guaranteed return of merchandise), or similar reductions in price or other trade terms arising from any agreements or understandings (whether written or oral) with or concessions granted to any customer.

5.17	Product Warranties; Product Liability

(a)	Except as set forth in Schedule 5.17, no product manufactured, distributed, sold, licensed or delivered by the Vendor on or prior to the Closing Date, is subject to any guaranty, warranty or other indemnity in any such sale, distribution or license, other than, as the case may be, the guarantees or warranties provided for under Applicable Laws.

(b)	Except as set forth in Schedule 5.17, there is currently no pending, and during the past twenty-four (24) months, there has been no pending or, to the Knowledge of the Vendor, threatened Claim with respect to any product alleged to have been manufactured, distributed, shipped or sold by the Vendor (a “Product”) and alleged to have a defect in manufacture or quality. To the Knowledge of the Vendor, there are not any facts which are reasonably likely to give rise, after the date hereof, to any product liability Claim or cash payment or other consideration paid or otherwise agreed to or forgiven in excess of ten thousand dollars ($10,000) with respect to any Product. There is currently no pending, and during the past twenty-four (24) months, there has been no pending or, to the Knowledge of the Vendor, threatened voluntary or compulsory recall or investigation of any Product or of any goods or products of any direct or indirect customer of the Business into which any Product has been incorporated.

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6.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER and of api

The Purchaser, and API hereby solidarily (waiving the benefit of division and discussion) represent and warrant to the Vendor and to the Shareholder the matters set out below and acknowledge that the Vendor and the Shareholder are relying upon such representations and warranties in connection with the sale by the Vendor of the Purchased Assets:

6.1	Corporate Status

(a)	The Purchaser is a corporation validly constituted, organized and existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. It is in good standing under the Applicable Laws of its jurisdiction of incorporation.

(b)	API is validly constituted, organized and existing under the laws of the jurisdiction in which it is organized and is in good standing under the Applicable Laws of its jurisdiction and is not in default of filing any corporate declaration or corporate or financial report required by Applicable Law. API is the sole registered and beneficial owner of all of the shares issued and outstanding of the capital of the Purchaser.

6.2	Due Authorization and Enforceability of Obligations

(a)	The Purchaser has all necessary corporate power, authority and capacity to enter respectively into this Agreement and the Closing Documents and to carry out its obligations respectively under this Agreement and the Closing Documents (subject to the Closing). The execution and delivery respectively of this Agreement and the Closing Documents and the consummation of the transactions contemplated respectively by this Agreement and the Closing Documents (subject to the Closing) have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement, and upon execution and delivery by the Purchaser of each of the Closing Documents to which it is a party, such Closing Documents shall constitute valid and binding obligations enforceable against the Purchaser in accordance with their respective terms, subject, however, to limitations with regards to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

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(b)	API has all necessary corporate power, authority and capacity to enter respectively into this Agreement and the Closing Documents and to carry out its obligations respectively under this Agreement and the Closing Documents (subject to the Closing). The execution and delivery respectively of a counterpart to this Agreement in accordance with Section 2.2(a) and the Closing Documents, as the case may be, by API and the consummation of the transactions contemplated respectively by this Agreement and the Closing Documents to which it is a party (subject to the Closing), shall, at the time of execution, have been duly authorized by all necessary corporate action on the part of API. This Agreement, and upon execution and delivery by API of each of the Closing Documents to which it is a party, such Closing Documents shall constitute valid and binding obligations enforceable against API in accordance with their respective terms, subject, however, to limitations with regards to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

6.3	Absence of Conflicting Agreements

The Purchaser is not a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law provision; or

(c)	Applicable Law;

that would be violated or breached as a result of the execution and performance of this Agreement and the Closing Documents to which it is a party. API is not a party to, bound or affected by or subject to any:

(d)	indenture, mortgage, lease, agreement, obligation or instrument;

(e)	charter or by-law provision; or

(f)	Applicable Law;

that would be violated or breached as a result of the execution and performance of this Agreement and the Closing Documents to which it is a party.

6.4	GST and QST

The Purchaser is duly registered under the ETA with respect to the GST under registration number 838000644 and under the QSTA with respect to the QST under registration number 1219977596 TQ0001.

7.	Employees

(a)	The Vendor shall terminate the employment of each of the Employees, if any, as at the Time of Closing on the Closing Date and shall pay all outstanding Employee Costs, as applicable, as of such time on such date, and shall assume all Termination and Severance Costs in respect of these Employees. The Vendor shall hold the Purchaser harmless from any and all claims made by any such Employee relating to Employee Costs due as of the Closing Date, Termination and Severance Costs, or arising from violation of any Employment Laws, including any Termination and Severance Costs in connection with the years of service of such Employee with the Vendor prior to the Closing Date and which become payable to any such Employee as a result of the termination of such Employee by the Purchaser after the Closing Date. The Purchaser shall assume, to the exoneration of the Vendor, all Employee Costs, remuneration and other benefits of the Hired Employees as from the Closing Date. The Purchaser shall hold the Vendor harmless from any and all claims made by any Hired Employee relating to, arising from, such Hired Employee’s employment by the Purchaser, including any violation of any Employment Laws after the Closing Date.

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(b)	The Vendor shall remain, to the complete exoneration of the Purchaser, solely responsible for all Employment Costs concerning Employees other than the Hired Employees as of the Closing Date. The Purchaser shall remain, to the complete exoneration of the Vendor, solely responsible for all Employment Costs concerning the Hired Employees as from the Closing Date.

8.	CLOSING ARRANGEMENT

8.1	Closing

The sale and purchase of the Purchased Assets will be deemed completed at the Time of Closing upon Closing of the transactions contemplated herein and the Closing will be held at the Montreal offices of Lavery, de Billy, L.L.P. on the Closing Date.

9.	SURVIVAL

9.1	Survival of Representations and Warranties

The representations and warranties of the Parties contained in this Agreement shall survive and remain in effect notwithstanding the Closing:

(a)	in the case of (i) the representations and warranties contained in Article 3, Article 4, Section 5.1 and Article 6 or (ii) in the case of fraud, for the relevant statute of limitations;

(b)	in the case of representations and warranties contained in Sections 5.11 and 5.17, for a period of two (2) years after the Closing Date; and

(c)	in the case of all other representations and warranties, for a period of one (1) year after the Closing Date;

provided, however, that no Claim or action shall be commenced with respect to any breach or alleged breach of any representation or warranty unless, within the applicable time period provided in this Section, written notice specifying the nature of such breach or alleged breach of representation and warranty and the approximate amount of the Losses relating thereto in reasonable detail has been provided to the Party which made such representation or warranty.

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10.	COVENANTS

10.1	Warranty and Liability for Products Sold Prior to the Closing Date

(a)	Subject to Section 10.1(b), the Vendor shall remain solely responsible and liable with respect to any Product liability Claim related to or resulting from the products manufactured, sold or distributed by Business prior to the Closing Date in excess of ten thousand dollars ($10,000), notwithstanding the time at which such Claim is received by the Vendor. It is therefore acknowledged that any such Claim shall give rise to indemnification pursuant to Section 11.

(b)	The Vendor shall remain solely responsible and liable, and shall indemnify the Purchaser pursuant to Section 11, for any claim made by any Person after Closing pursuant to a guaranty or warranty on all products manufactured, sold or distributed by the Business prior to the Closing Date. It is therefore acknowledged that no such claim shall give rise to indemnification pursuant to Section 11.

10.2	Post Closing Receipts

(a)	If at any time following the Closing Date, the Vendor receives, or comes into possession of, any of the Purchased Assets or any receipts, proceeds, cheques, securities or other property of any kind comprising, arising out of or derived from the Purchased Assets (including any cheques, notes or cash in payment of any Account Receivable or other intangible constituting part of the Purchased Assets), the Vendor shall immediately deliver the same to the Purchaser, with such endorsements, transfers or assignments as may be necessary or useful to ensure that the Purchaser receives the immediate and full benefit thereof.

(b)	At or immediately following the Closing Date, the Vendor shall provide such approvals as may be necessary or useful to permit the Purchaser to deposit into the Purchaser’s bank account all cheques or other instruments made payable to the Vendor received by either the Vendor or the Purchaser following the Closing Date in payment of any Account Receivable or other intangible comprising a part of the Purchased Assets.

10.3	Preservation of Records

The Purchaser and API shall take all reasonable steps to preserve and keep all records of the Business delivered to any of them in connection with the completion of the transactions contemplated by this Agreement (including without limitation all Books and Records and all Tax Returns so delivered) for a period of six years from the Closing Date, or for any longer period as may be required by any Applicable Laws or Governmental Authority, and shall make such records available to the Vendor and its auditors on a timely basis, as may be requested by them limited to those Books and Records which can be provided to the Vendor without unreasonable expense on the Purchaser’s or on API’s part unless the Vendor compensates the Purchaser or API for such unreasonable expense. The Vendor shall be entitled to keep a copy of the records of the Business prior to delivery of same in connection with the completion of the transaction contemplated by this Agreement provided that Purchaser, API and their auditors shall be given access to (a) all records for the Business’ supplier invoices, (b) all Books and Records which exist only in electronic form accessible only through non-assignable licensed software, and (c) all corporate, financial, taxation and other Books and Records of the Vendor not pertaining exclusively to the Business or Purchased Assets or which the Vendor is required, at law, to maintain in its possession, but in such case, limited to information pertaining exclusively to the Business or the Purchased Assets and limited to those Books and Records which can be provided to the Purchaser or API without unreasonable expense on the Vendor’s part unless the Purchaser or API compensates the Vendor for such unreasonable expense.

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10.4	Public Notices

The Parties shall jointly plan and co-ordinate any public announcements, notices, press releases, and any other publicity or disclosure to third parties concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, unless such disclosure is required to meet timely disclosure obligations of any Party under Applicable Laws in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party at such time as it is made available to the relevant Governmental Authority.

11.	INDEMNIFICATION

11.1	Indemnification by the Vendor and the Shareholder

The Vendor and the Shareholder shall solidarily (hereby waiving the benefits of discussion and division), indemnify and save harmless the Purchaser and API and their directors, officers and employees (in this Section collectively referred to as, the “Indemnified Parties”) from and against all Losses which may be made or brought against the Indemnified Parties, or which they may suffer or incur directly or indirectly as a result of or in connection with (except to the extent that such Losses are the direct result of gross negligence or willful misconduct on the part of the Purchaser or on the part of API):

(a)	any non-fulfillment of any covenant on the part of the Vendor or the Shareholder under this Agreement;

(b)	any inaccuracy in or breach of any representation or warranty of the Vendor or the Shareholder contained in this Agreement (other than the representations and warranties of Vendor in Section 5.4);

(c)	any inaccuracy in or breach of the representations or warranties of the Vendor in Section 5.4;

(d)	as provided in Section 7(b);

(e)	subject to Section 10.1, any product liability Claims in respect of Products manufactured, sold or distributed by the Vendor or on its behalf prior to the Closing Date; and

(f)	any Excluded Asset or Excluded Liability.

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11.2	Indemnification by the Purchaser and API

The Purchaser and API shall indemnify and save harmless the Vendor and its directors, officers and employees (in this Section referred to as the “Indemnified Parties”), from and against all Losses which may be made or brought against the Indemnified Parties, or which it may suffer or incur, directly or indirectly as a result of or in connection with (except to the extent that such Losses are the direct result of gross negligence of willful misconduct on the part of the Vendor or the Shareholder):

(a)	any non-fulfillment of any covenant on the part of the Purchaser or on the part of API, under this Agreement;

(b)	as provided in Section 7(b);

(c)	any liability, obligation or undertaking arising out of or relating to the Assumed Liabilities;

(d)	any inaccuracy in or breach of any representation or warranty of the Purchaser or of API, contained in this Agreement; and

(e)	any Purchased Asset or the Business after the Closing Date.

11.3	Notice of Claim

In the event that a Party (the “Indemnified Party”) shall become aware of any Claim, in respect of which the other Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a Claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim or, if it is impossible to make a determination, a reasonable estimate of the amount of such Claim.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to effectively contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any losses, costs and damages incurred or suffered by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

11.4	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as is considered necessary or desirable. For the purposes of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both Parties agree at or prior to the expiration of such thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim within ten (10) days. If the Indemnifying Party contests the validity and/or the amount of the Claim, then the payment of the Claim shall be made within the delay determined in the final (with no appeal possibility) judgment of the competent court.

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11.5	Third Party Claims

With respect to any Third Party Claim (including without limitation any assessment or reassessment by a Tax Authority), the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to monitor, but not participate in the negotiation, settlement or defence of, such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). Notwithstanding the foregoing, if the claimant seeks injunctive or other equitable relief, the proceeding relates to or arises in connection with any criminal proceeding, action, indictment, allegation, or investigation, or the proceeding involves a customer or supplier of the Business, the Vendor, the Purchaser or API, or (B) if the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, then the Indemnified Party shall be entitled to assume such control provided, however, that the Indemnified Party shall not settle or compromise any such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

11.6	Settlement of Third Party Claims

Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

11.7	Co-operation

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

11.8	Limitation on Damages

(a)	The indemnification obligations of the Vendor pursuant to Sections 11.1(a), 11.1(b), 11.1(d) and 11.1(f) shall only apply to aggregate Losses with respect to all indemnification claims pursuant to Sections 11.1(a), 11.1(b), 11.1(d) and 11.1(f) which exceed $25,000, whereupon the obligations of indemnification of the Vendor for breaches of such representations and warranties shall apply to the full amount of all Losses (including such first $25,000), the whole provided that such threshold shall not apply to any Losses resulting directly or indirectly to any claim made against the Purchaser by an employee or terminated employee of the Vendor arising from such employee’s or terminated employee’s employment by the Vendor prior to the Closing Date.

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(b)	The indemnification obligations of the Vendor pursuant to Section 11.1(c) shall only apply to aggregate Losses with respect to all indemnification claims pursuant to Sections 11.1(c) which exceed $5,000, whereupon the obligations of indemnification of the Vendor for breaches of such representations and warranties shall apply to the full amount of all Losses (including such first $5,000).

(c)	The aggregate amount of indemnification obligations of the Vendor pursuant to Section 11.1 shall not exceed the aggregate of 15% of the Purchase Price.

11.9	Net Recovery; Mitigation

The amount of any Loss shall be net of any amounts recoverable by the Indemnified Party or its Affiliates under insurance policies, indemnities, third party reimbursement arrangements, or third party contracts (including with respect to any breaches thereof) with respect to such Loss. The amount of any Loss claimed by any Indemnified Party hereunder shall be reduced to the extent of any Tax savings or benefits realizable by any Indemnified Party or its Affiliates that is attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Loss. Any Loss under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement. The Indemnified Party shall, and shall cause its Affiliates to, take all necessary steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise to such Loss, including (x) incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss and (y) providing the Indemnifying Party with prompt written notice of such event and a reasonable opportunity to cure any breach by the Indemnifying Party of this Agreement in connection with such event. In calculating the amount of any Loss, the amount of such Loss claimed by an Indemnified Party under Section 11.1 shall be reduced to the extent that any of the facts or circumstances giving rise to such breach were known by Purchaser or any of its officers, directors, accountants, consultants or legal counsel prior to the Closing Date.

12.	GENERAL

12.1	Expenses; No brokers

Each Party shall be responsible for all legal and other expenses incurred by it in connection with the negotiation, preparation, execution, and delivery of this Agreement and matters relating thereto. Any commissions or finder’s fees payable to any broker or intermediary engaged by the Vendor or Shareholder with respect to the Closing of the transactions contemplated herein shall be paid by the Vendor, without any liability or responsibility whatsoever of the Purchaser or API. Any commissions or finder’s fees payable to any broker or intermediary engaged by the Purchaser or API with respect to the Closing of the transactions contemplated herein shall be paid by Purchaser and/or API, without any liability or responsibility whatsoever of the Vendor or Shareholder.

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12.2	Confidentiality

(a)	No Party shall make any public statement or issue any press release concerning the Transactions except as agreed by the Parties acting reasonably or as may be necessary, in the opinion of counsel to the Party making that disclosure, to comply with the requirements of all Applicable Law. If any public statement or release is so required, the Party making the disclosure shall consult with the other Parties before making that statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree on a text for the statement or release that is satisfactory to the Parties.

(b)	Before any public statement or press release concerning the Transactions, no Party shall disclose this Agreement or any aspect of the transactions contemplated thereby except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with the Transactions and counsel to that institution, or as may be required by any Applicable Law or as agreed by the Parties.

12.3	Notices

Any notice or communication required or permitted to be given in connection with this Agreement shall be in writing and shall be sent by registered mail, delivered in person or by messenger, or transmitted by telecopier, at the following coordinates:

(a)	if to the Vendor or the Shareholder:

ARCAS Automotive Group (Luxco 1) S.à r.l.

7, rue des Jardiniers,

L-1835 Luxembourg, Grand Duchy of Luxembourg,

with a copy (which shall not constitute notice) to:

Casco Products Corporation

855 Main Street, 10th Floor

Bridgeport, CT 06604

Attention: Ali El-Haj

Telecopier: (203) 922-3200

(b)	if to the Purchaser or API at:

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Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, Michigan 48104

Attention : Richard D. Kurtz
Telecopier : (734) 998-3473

with a copy (which shall not constitute notice) to:

Lavery, de Billy, L.L.P.

1 Place Ville Marie

Suite 4000

Montréal, Québec, H3B 4M4

Attention: Édith Jacques

Telecopier: (514) 871-8977

Any notice or communication delivered or transmitted to a Party as provided above shall be deemed to have been given and received (a) on the day it is delivered or transmitted, if delivered in person or by messenger, or transmitted by telecopier or (b) on the third (3rd) Business Day after its mailing, if sent by registered mail. Any Party may, from time to time, change its address by giving notice to the other Parties in accordance with the provisions of this Section.

12.4	Assignment

The Purchaser shall not be entitled to assign, including by operation of law, any of its rights and obligations under this Agreement (including to any Affiliate of the Purchaser) without the prior written consent of the Vendor. The Vendor and the Shareholder may not assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the Purchaser.

12.5	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective legal representatives, heirs, estate, executors and permitted assigns, as well as their respective successors.

12.6	Amendment

No amendment, supplement or modification of this Agreement shall be binding unless executed by all Parties.

12.7	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

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12.8	Language

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, shall be drawn up in the English language only. Les parties confirment leur volonté que la présente convention, de même que tous les documents s’y rattachant, soient rédigés en langue anglaise seulement.

12.9	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

12.10	Jurisdiction

Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec, district of Montreal, in connection with any disputes which (a) may result from, arise out of, or relate to this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Each Party hereby irrevocably waives (and irrevocably agrees not to raise) any objection which it may now or hereafter have on the ground of venue or forum non conveniens or any similar grounds. Judgment in any such proceedings in such court shall be conclusive and binding upon the Parties and may be enforced with courts of any other jurisdiction. Nothing in this Section 12.10 shall constitute a waiver by any Person of any right to (a) appeal any order or judgment which may be made or given in any proceedings, (b) seek any stay or reconsideration or review of any order or judgment made or given in any proceedings, or (c) seek any stay of execution or levy pending the final resolution of any such appeal, reconsideration or review.

12.11	Governing Law

This Agreement and any dispute arising from or in relation to this Agreement shall be governed by, and interpreted and enforced in accordance with, the law of the province of Québec and the laws of Canada applicable in that province, excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction.

[signature page follows]

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IN WITNESS OF WHICH the Parties have executed this Asset and Share Purchase Agreement.

SILONEX INC.

Per:	/s/ Fred Rohrbacher
Name: Fred Rohrbacher Title: President

ARCAS AUTOMOTIVE GROUP (LUXCO 1) S.À R.L.

Per:	/s/ Jonathan F. Boucher
Name: Jonathan F. Boucher Title: Manager

8348855 CANADA INC.

Per:	/s/ Richard Kurtz
Name: Richard Kurtz Title: President

ADVANCED PHOTONIX, INC.

Per:	/s/ Richard Kurtz
Name: Richard Kurtz Title: Chief Executive Officer